

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 27, 2008

<u>Via U.S. Mail and Fax (918) 574-7003</u>

Mr. John D. Chandler
Chief Financial Officer
Magellan Midstream Partners, L.P.
P.O.Box 22186
Tulsa, OK 74121-2186

   Re: Magellan Midstream Partners, L.P.
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed February 28, 2008

      Form 10-Q for the Quarterly Period Ended June 30, 2008
      Filed August 5, 2008
      File No. 1-16335

Dear Mr. Chandler:

   We have reviewed your response letter dated October 2, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2007

Introduction, page 34

1.   Your response to prior comment 1 states 2 inland terminals in Dallas, Texas were transferred from the petroleum products terminals reportable segment to the petroleum products pipeline system segment because of marketing to similar customers. Your response however, does not address how or if any changes have been made internally as to how these assets are managed by and organized in reports used by your chief operating decision maker. SFAS 131, paragraphs 10 through 15 identify the factors to consider when determining your operating segments. These factors rely primarily upon the availability of discrete financial information and how that information is reported and used by the chief operating decision maker. In order to further our understanding of the basis for your transfer of these terminals between your reportable segments, please address the factors discussed in SFAS 131 in identifying operating and reportable segments. In addition, your response states you intend to provide additional disclosure in future filings regarding the reason for this transfer of assets between segments. Please provide us with a draft of the disclosure you intend to include in future filings.

2.   On a similar matter, we note your petroleum products pipeline system reportable segment includes 47 terminals and your petroleum products terminals reportable segment includes 7 marine terminals and 27 inland terminals. Please describe the differences between the terminals included in each reportable segment and why you have included certain terminals in the two different reportable segments.

Variable-Rate Terminalling Agreements, page 70

3.   We note your response to our prior comment 7. Your clarification of the contractual nature of the agreements and revenue recognition was helpful. Please consider expanding your footnote disclosure in future filings to reflect the language in your response.

Note 15. Long-Term Incentive Plan, page 92

4.   We note your response to our prior comments 8 and 9. Citing the technical accounting guidance, please provide a detailed analysis on how you concluded it is appropriate to bifurcate the units granted under your long-term incentive plan. In your response, please address the accounting literature used to support the separation of a participant's initial grant into a fixed payout and a variable payout.

5.   Tell us in greater detail how you determine the fair value of the 80% of the unit awards accounted for as equity and the 20% of the unit awards accounted for as liabilities.

6.   We note you settled a number of awards in 2006 and 2004 for cash. Tell us your consideration paragraph 34 of SFAS No. 123(R) and the impact settling these awards for cash has on their classification as equity.

7.   We note the payouts of the 20% of the awards are based upon the individual participant's performance, which is subjectively determined by the Compensation Committee. You state there is no mutual understanding of the terms of the award, and the measurement date is not determined until the end of the vesting period. Due to the lack of mutual understanding of terms, it appears a grant date has not been established for the awards referred to as variable-payout grants. Tell us how you determined the grant date and related requisite service period for these variable-payout grants as the basis for recognizing the compensation costs.

8.   Given the Compensation Committee's ability to decrease the Adjusted Grant Award by up to 20%, tell us how you considered paragraph 27 of SFAS No. 123(R) regarding contingent features, when concluding on your accounting for the 20% of the unit awards.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                         /s/ Chris White

                                        Chris White
                                        Branch Chief